Exhibit 99.1

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Financial Statements

October 31, 2022

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Report of Independent Registered Public Accounting Firm

To the Members of Limoneira Lewis Community Builders, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Limoneira Lewis Community Builders, LLC (the Company) as of October 31, 2022 and 2021, the related statements of operations, members’ capital and cash flows for each of the three years in the period ended October 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Evaluation of Impairment Indicators for Land Held for Development and Sale

Description of the Matter	The Company's land held for development and sale balance totaled $112.2 million as of October 31, 2022. As discussed in Note 2 to the financial statements, the Company tests its land held for development and sale for impairment in accordance with Accounting Standards Codification Topic 360, Property, Plant and Equipment (ASC 360), whenever events or changes in circumstances indicate that the carrying value of its project may not be recoverable. Such events or changes in circumstances may include, among others, a significant adverse change in the business climate that could affect the value of the project, an accumulation of costs significantly in excess of the amount originally expected, or current period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses. When such indicators of impairment are identified, the project is tested for recoverability by comparing the carrying amount of the asset to the undiscounted future net cash flows expected to be generated from the project. If the carrying value of the project is determined to not be recoverable, an impairment charge is recognized equal to the amount by which the carrying value exceeds its estimated fair value.

Auditing the Company's impairment assessment is challenging because of the subjective auditor judgment necessary in evaluating management's identification and evaluation of events and changes in circumstances that could represent potential indicators of impairment, such as the impact of changes in demand and estimated land sales prices or other factors that could indicate that the carrying value of its project may not be recoverable. There is also significant judgment in the related assessment of the severity of such indicators, either individually or in combination, in determining whether a triggering event has occurred that requires the Company to evaluate its project for recoverability.

How We Addressed the Matter in Our Audit	To test the Company’s evaluation of indicators of impairment, our audit procedures included, among others, evaluating significant judgments applied in determining whether indicators of impairment were present by obtaining evidence to corroborate such judgments and searching for evidence contrary to such judgments. For example, we evaluated management’s assessment of potential indicators of impairment considering historical operating results of the project and external market data regarding the impact of current market conditions on home prices and the related demand for land, as well as a sensitivity analysis over projected future land sales revenue and project delivery timeline, to identify whether there were changes in circumstances based on current market conditions that could indicate the carrying amount of the project may not be recoverable. We also evaluated significant changes in the Company’s project development plans or costs, performed inquiries of operational personnel responsible for the project, inspected minutes of the meetings of the Company’s executive committee, and searched for evidence contrary to management’s assertions to identify whether indicators of impairment were present for the project.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.
Irvine, California
December 16, 2022

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Balance Sheets
(in thousands)

	October 31,
	2022	2021
Assets
Land held for development and sale	$112,221	$98,951
Cash and cash equivalents	260	2,736
Due from affiliates (Note 7)	3,378	5,771
Refundable deposits and other assets	554	945
Contract assets	183	561
Total assets	$116,596	$108,964

Liabilities and members’ capital
Unsecured line of credit, net of unamortized
loan costs (Note 5)	$4,500	$—
Accounts payable and accrued expenses	5,884	4,657
Due to affiliates (Note 7)	147	51
	10,531	4,708

Commitments and contingencies (Note 8)

Members’ capital:
Limoneira EA1 Land, LLC	52,431	51,416
Lewis Santa Paula Member, LLC	53,634	52,840
	106,065	104,256
Total liabilities and members’ capital	$116,596	$108,964

See accompanying notes.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Statements of Operations
(in thousands)

	Year Ended October 31,
	2022	2021	2020

Revenues:
Land sales	$2,500	$42,853	$25,906

Cost of sales:
Cost of land sales	—	(32,735)	(21,791)
Gross profit	2,500	10,118	4,115

Sales and marketing expenses	553	984	1,071
General and administrative expenses	138	88	217
Abandoned development costs	—	—	316
Other (income) expense	—	(41)	(104)

Net income	$1,809	$9,087	$2,615

See accompanying notes.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Statements of Members’ Capital
(in thousands)

	Limoneira EA1 Land, LLC	Lewis Santa Paula Member, LLC	Total Members' Capital

Balance at October 31, 2019	$42,722	$44,232	$86,954
Contributions	2,800	2,800	5,600
Net income	1,386	1,229	2,615
Balance at October 31, 2020	46,908	48,261	95,169
Contributions	—	—	—
Net income	4,508	4,579	9,087
Balance at October 31, 2021	51,416	52,840	104,256
Contributions	—	—	—
Net income	1,015	794	1,809
Balance at October 31, 2022	$52,431	$53,634	$106,065

See accompanying notes.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Statements of Cash Flows
(in thousands)

	Year ended October 31,
	2022	2021	2020
Operating activities
Net income	$1,809	$9,087	$2,615
Adjustments to reconcile net income to net cash (used in)
provided by operating activities:
Changes in operating assets and liabilities:
Land held for development and sale	(13,270)	23,255	13,267
Refundable deposits and other assets	391	72	(60)
Note receivable – land sale	—	6,084	(6,084)
Due from affiliates	2,393	(5,771)	—
Contract assets	378	(140)	74
Accounts payable and accrued expenses	1,227	814	(3,742)
Unearned revenue	—	(696)	238
Due to affiliates	96	(44)	80
Net cash (used in) provided by operating activities	(6,976)	32,661	6,388

Financing activities
Borrowings from line of credit	11,400	5,812	13,193
Principal repayments on line of credit	(6,900)	(36,180)	(25,992)
Payment of deferred loan costs	—	(225)	(90)
Loan from members	—	—	3,600
Principal repayments on loan from members	—	—	(3,600)
Contributions from members	—	—	5,600
Net cash provided by (used in) financing activities	4,500	(30,593)	(7,289)

Net increase (decrease) in cash and cash equivalents	(2,476)	2,068	(901)
Cash and cash equivalents at beginning of year	2,736	668	1,569
Cash and cash equivalents at end of year	$260	$2,736	$668

Supplemental disclosure of cash flow information
Cash paid for interest (including amounts capitalized to the
Project)	$164	$398	$1,707

See accompanying notes.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements

October 31, 2022

1.Organization

Organization and Business

Limoneira Lewis Community Builders, LLC (“Limoneira Lewis” or the “Company”), a Delaware Limited Liability Company, is a joint venture between Lewis Santa Paula Member, LLC (“Lewis”) and Limoneira EA1 Land, LLC (“Limoneira”) (together, the “Members”) for the primary purpose of developing a 501 acre area of land in Santa Paula, California into residential properties (the “Project”). Limoneira Lewis was formed on November 3, 2015 and began operations on November 10, 2015 in conjunction with the contribution of land and related entitlements for an agreed-upon value of $40,000,000 by Limoneira (the “Property”) to the Company and a concurrent assignment of a 50% interest in the Company to Lewis for $20,000,000 cash consideration, which were reflected as initial capital contributions from the Members. Initial capital contributions of the Members also included the value of certain pre-formation development costs and expenses (“Pre-Assignment Expenses”) incurred by Limoneira of $1,374,279 and Lewis of $217,774.

The terms of the Company are governed pursuant to the Limited Liability Company Agreement, as amended (the “LLC Agreement”). Each Member’s liability is limited pursuant to the Delaware Limited Liability Company Act. The term of the Company shall continue until the Company is dissolved pursuant to the provisions of the LLC Agreement.

Lewis is the designated manager of the Company (“Manager”) and manages the business activities of the Company pursuant to the terms of the LLC Agreement through an affiliated entity, Lewis Management Corp., a California Corporation (the “Manager Affiliate”). All major decisions, as defined by the LLC Agreement, are decided by an executive committee consisting of two representatives each from Lewis and Limoneira.

Capital contributions are made by the Members for funding of Project Costs pursuant to terms of the LLC Agreement. Through October 31, 2021, the Members’ capital contributions include the Members’ initial capital contributions representing the value of the contributed property and Pre-Assignment Expenses and additional contributions totaling $82,799,000 in the aggregate.

On March 3, 2008, Limoneira entered into a Development Agreement with the City of Santa Paula (the “City”) to develop the property which was transferred to the Company on November 10, 2015. The Development Agreement was amended and restated on February 26, 2015. The Amended Development Agreement currently provides for up to 1,500 total residential units, an estimated 240,000 square feet of office, retail, light industrial and assisted living facilities, approximately 19 acres for educational and other civic facilities and approximately 223 acres of undeveloped land, including open space and agricultural preserves, parks and greenways.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
1.Organization (continued)

Distributions

Pursuant to the LLC Agreement, distributions of Net Cash Flow, as defined, shall be distributed to the Members in the following order of priority (using terms as defined in the LLC Agreement):

(a)First, to the Members in proportion to their respective Additional Capital Contribution IRR Deficiencies, until each Member’s Additional Contribution IRR Deficiency is reduced to zero, representing a 12% return, compounded annually;

(b)Second, 48% to Limoneira and 52% to Lewis until Lewis’ Initial Contribution IRR Deficiency is reduced to zero, representing a 12% return, compounded annually;

(c)Third, 25% to Limoneira and 75% to Lewis until aggregate distributions on this tier equal $10,000,000;

(d)Fourth, 60% to Limoneira and 40% to Lewis until aggregate distributions on this tier equal $20,000,000;

(e)Fifth, 50% to Limoneira and 50% to Lewis until aggregate distributions on this tier equal $20,000,000;

(f)Sixth, 78% to Limoneira and 22% to Lewis until aggregate distributions on this tier equal $25,000,000;

(g)Seventh, 95% to Limoneira and 5% to Lewis until aggregate distributions on this tier equal $20,000,000;

(h)Thereafter, 70% to Limoneira and 30% to Lewis.

Pursuant to the LLC Agreement, distributions of Net Cash Flow may also be affected by certain Net Cash Flow Override provisions based on the status of an affiliated joint venture project between the Members formed in September 2022, LLCB II (Note 7). Pursuant to these provisions, if either (i) LLCB II is dissolved prior to the date (if any) that LLCB II obtains the Site Specific Entitlements, as defined, or (ii) there is a Material Adverse Impact, as defined, after LLCB II obtains the Site Specific Entitlements, then the first $4,000,000 of Net Cash Flow of the Company available for distribution to the Members shall be distributed to Lewis prior to any other distributions being made to the Members under the distribution priorities above. The LLC Agreement also states that Lewis shall have the right to elect to dissolve LLCB II in accordance with the terms of the operating agreement of LLCB II thereby triggering the application of these Net Cash Flow Override provisions without regard to any fiduciary or other duties owed to Limoneira other than the covenant of good faith and fair dealing.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
1.Organization (continued)

Allocations of Income and Losses

Net income and losses each period are allocated to the Members in respect of how such income or loss would affect related cash distributions that would be made to the Members if the Company were to be liquidated as of the reporting date and proceeds equal to the book value of members’ capital were to be distributed pursuant to the cash distribution priorities of the LLC Agreement. The allocations of income and losses reflected herein assume that no Net Cash Flow Override provisions have been triggered as of the reporting date.

2.Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). All references to authoritative accounting literature in the Company’s financial statements were referenced in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the single source of authoritative nongovernmental GAAP in the United States.

Acreage, square footage, number of units or lots, and other similar non-financial measures included in these notes to the financial statements are presented on an unaudited basis.

Cash and Cash Equivalents

All highly liquid investments with a remaining maturity of three months or less when purchased are considered to be cash equivalents. No cash balances held by the Company during the periods presented were legally restricted as to use.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of demand deposits with a financial institution. The Company’s cash balances from time to time exceed federally insurable limits. However, the Company believes there is minimal credit risk relative to its cash balances.

Land Held for Development and Sale and Cost of Land Sales

Land held for development and sale consists of unimproved land and costs related to improvements including infrastructure and other capitalizable project costs. Capitalized costs include direct and indirect land costs, development and construction costs, direct labor, real estate taxes, and interest related to development and construction. Capitalized costs also include prepaid insurance policies and other similar costs which do not extend beyond the projected development period of the related project components.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)

Cost of land sales is determined based on an allocation of costs to individual land parcels sold based on specific identification, if practicable, or an allocation based on a method which approximates relative fair value in accordance with ASC 970, Real Estate - General. Costs allocated to land parcels sold include actual development costs incurred and estimates of future development costs, including common costs and amenities within the Project. For purposes of allocating development costs, estimates of future sales prices and development costs reflected in the project budget are reevaluated throughout the year, with adjustments being allocated prospectively to the remaining parcels available for sale.

Land held for development and sale is carried at cost. The Company tests its land held for development and sale for impairment in accordance with ASC 360, Property, Plant and Equipment, whenever events or changes in circumstances indicate that the carrying value of its project may not be recoverable. Such events or changes in circumstances may include, among others, a significant adverse change in the business climate that could affect the value of the project, an accumulation of costs significantly in excess of the amount originally expected, or current period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses.

If such indicators of impairment are identified, the project is tested for recoverability by comparing the carrying amount of the asset to the undiscounted future net cash flows expected to be generated from the project. If the carrying value of the project is determined to not be recoverable, an impairment charge is recognized equal to the amount by which the carrying value exceeds its estimated fair value. Fair value is determined based on estimated future cash flows discounted for inherent risks associated with the project, or other valuation techniques.

Revenue Recognition

Land sale transactions are made pursuant to contracts under which the Company typically has a performance obligation to deliver specified land parcels to the buyer when closing conditions are met. The Company evaluates each land sale contract to determine its performance obligations under the contract, including whether there is a distinct promise to perform post-closing land development work that is material within the context of the contract, and uses objective criteria to determine the completion of the applicable performance obligations, whether at a point in time or over time. Revenues from land sales are recognized when the Company has satisfied the performance obligations within the sales contract. Under its land sale contracts, the Company typically receives an initial cash deposit from the buyer at the time the contract is executed and receives the remaining fixed price consideration, through a third-party escrow agent, at closing when title and control of the land transfers to the buyer.

In instances where the Company has one or more performance obligations to perform land development work after the closing date, a portion of the transaction price under the land sale contract is allocated to such performance obligations and is recognized as revenue over time based upon the estimated progress

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)

toward the satisfaction of the related performance obligation, which is generally measured based on costs incurred relative to the total costs expected to satisfy the performance obligation.

The Company’s land sales contracts to homebuilders also generally provide for additional variable consideration in the form of a marketing fee based on a percentage of the sales prices of homes built and sold on the land as well as the ability to receive future profit participation payments on profitability above specified thresholds achieved on sales of the homes by the homebuilder. The Company’s performance obligations related to these fees are generally satisfied as of or in advance of when payments for such fees are received, which may result in the recognition of a contract asset for the estimated future variable consideration expected to be received. In determining the amount of revenue to recognize related to these fees, the Company estimates the total variable consideration it expects to receive utilizing the expected value approach and constrains the amount to be recognized to the extent such variable consideration is subject to a risk of significant revenue reversal. The Company considers various factors in determining whether a constraint is necessary, including its experience to date and degree to which the variable consideration is susceptible to factors outside its influence.

The amount and timing of revenue and cash flows related to marketing fee and profit participation payments are impacted by the ultimate timing and sales prices of homes sold by homebuilders.

The Company also evaluates the terms of anti-speculation or similar clauses contained in its land sales contracts which may provide the Company the contingent right to repurchase such land if the buyer fails to comply with provisions of the sales contract to determine whether the customer under its contracts has obtained control of the land in determining satisfaction of the related performance obligation.

Deposits received under customer contracts prior to closing of land sales, or other payments received under a contract for which related performance obligation is not yet complete, represent contract liabilities and are recorded as unearned revenue. Contract assets are recognized to the extent revenues are recorded but the related amounts are not yet receivable under the terms of the contract. Trade receivables are recorded to the extent amounts are receivable from the customer and the Company’s right to the consideration is no longer conditional. Contract assets and trade receivables are evaluated for impairment or collectability in accordance with respective guidance. All of the Company’s contracts with its customers and the related performance obligations have an original expected duration of one year or less.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)

Line of Credit

The Company’s line of credit is recorded at amortized cost. Loan costs associated with securing the line of credit are deferred and are recognized as a component of interest cost over the term of the line of credit and are presented as a reduction of the line of credit balance on the accompanying balance sheets. In periods where there are no balances outstanding on the line of credit, unamortized loan costs are reclassified to other assets. Interest costs are capitalized to the Project during periods in which development activities are ongoing.

Income Taxes

As a limited liability company, the Company is subject to certain minimal taxes and fees; however, no provision for income taxes has been made in the accompanying financial statements as the Members are individual responsible for reporting their respective share of the Company’s income or loss.

Based on its evaluation under ASC 740, Income Taxes, the Company has concluded that there are no significant tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any tax jurisdictions.

Other Income and Expenses

Other income and expenses are recorded in the period earned or incurred. Selling costs and costs related to marketing of the community are generally recorded to sales and marketing expenses as incurred.

Comprehensive Income and Loss

For all periods presented, comprehensive income is the same as net income reported for the respective period.

Use of Estimates

The preparation of these financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the revenues and expenses for the periods presented. Actual amounts and results could differ from those estimates.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the revenue guidance in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition, and most industry-specific revenue and cost guidance in the accounting standards codification, including some cost guidance related to construction-type and production-type contracts. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied.

On November 1, 2018, the Company adopted ASU 2014-09 and its related amendments (collectively, “ASC 606”), using the modified retrospective method applied to contracts that were not completed as of the adoption date. Results for reporting periods beginning November 1, 2018 are presented under ASC 606. The initial adoption of ASC 606 did not impact the Company’s financial statements as there were no land sales which had closed prior to the adoption date and no other balances which were required to be expensed or reclassified upon adoption pursuant to the provisions of ASC 606.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (including related amendments, “ASC 842”). ASC 842 requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under ASC 842, a lessee is required to recognize assets and liabilities for leases with lease terms of more than 12 months. Lessor accounting remains substantially similar to current GAAP. In addition, ASC 842 provides for expanded disclosures of leasing activities including qualitative along with specific quantitative information. ASC 842 was adopted by the Company effective November 1, 2019, and the Company elected the package of practical expedients offered under the standard. The adoption of ASC 842 did not have a material impact on the Company’s financial statements or disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). This amendment requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and forward-looking estimates. ASC 326 was adopted by the Company effective November 1, 2020. The adoption of ASC 326 did not have a material impact on the Company’s financial statements or disclosures.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
3. Land Held for Development and Sale
Activity related to the Company’s land held for development and sale for the years ended October 31, 2022 and 2021 is as follows:

	2022	2021
Beginning balance	$98,951,000	$122,206,000
Additional costs incurred	27,378,000	12,679,000
CFD reimbursements (Note 8)	(14,108,000)	(3,199,000)
Cost of land sales	—	(32,735,000)

Ending balance	$112,221,000	$98,951,000

Management concluded that no impairment charges were warranted related to land held for development and sale through October 31, 2022.
During the year ended October 31, 2020, the Company closed on the sale of 144 lots in land sale transactions with three homebuilders and recognized total land sale revenues of $25,906,000. During the year ended October 31, 2021, the Company closed on the sale of 232 lots in land sale transactions with three homebuilders and recognized total land sale revenues of $42,853,000. Land sale revenues for these periods include related deposit amounts received and reflected as unearned revenue in previous periods. During the year ended October 31, 2022, there were no new land sale transactions. Land sales revenues recognized during the year ended October 31, 2022 primarily relate to profit participation amounts recognized on land sale transactions which had closed in previous periods.

In connection with one of the land sales closed in June 2020, the Company provided seller financing in the form of a promissory note to the buyer for $6,000,000. The note accrued interest at a fixed rate of 5.0% per annum and was due and payable, along with accrued interest, on the earlier of January 12, 2021 or sale of the first residence from the community, as defined. During the year ended October 31, 2020, the Company recognized $84,000 of accrued interest on the note. The note was subsequently repaid, along with accrued interest, in November 2020.

Included in land sales revenues for the years ended October 31, 2022, 2021 and 2020 were marketing fee revenues of $27,000, $1,176,000 and $745,000. As of October 31, 2022 and 2021, $77,000 and $561,000 of contract assets were recorded representing estimated future variable consideration to be received related to marketing fee revenues. Additionally, land sales revenues for the year ended October 31, 2022 and 2021 included revenues from profit participation arrangements totaling $2,473,000 and $413,000, of which $106,000 and $208,000 was receivable at October 31, 2022 and 2021, respectively, and included in other assets on the accompanying balance sheets. No amounts from profit participation arrangements were recognized as revenues in the year ended October 31, 2020.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
3.Land Held for Development and Sale (continued)
As of October 31, 2022, there were $200,000 in refund liabilities which were classified in accounts payable and accrued liabilities on the accompanying balance sheet related to profit participation amounts received by the Company during the year ended October 31, 2022 for which a revenue constraint was applied as a result of uncertainty as to whether such amounts would need to be returned.

As of October 31, 2021, the Company had substantially completed all performance obligations related to the land sale transactions that closed during the respective years then ended.

As of October 31, 2022 and 2021, the Company had no deposits related to future lot sale transactions.

During the year ended October 31, 2020, the Company expensed $316,000 related to abandoned project costs which were incurred related to a potential apartment development within the Project which was no longer being pursued. There were no similar charges for the years ended October 31, 2022 or 2021.

4.Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities includes the following as of October 31, 2022 and 2021:

	2022	2021
Trade accounts payable	$319,000	$113,000
Retentions payable	1,900,000	2,096,000
Accrued liabilities	3,665,000	2,448,000

	$5,884,000	$4,657,000

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
5.Line of Credit

In February 2018, the Company entered into an unsecured revolving line of credit facility with a third-party lender to provide development financing for the Project. The line of credit, as modified and extended, has a maximum borrowing amount of $45,000,000 and matures February 22, 2023. The line of credit bears interest, payable monthly, at an annual rate of one-month LIBOR plus 2.85% (6.61% at October 31, 2022) plus an unused commitment fee of 0.20% per year, payable quarterly. The line of credit has a one-year extension option through February 22, 2024 subject to terms and conditions as defined in the agreement, with the maximum borrowing amount reduced to $35,000,000 during the extension period. The Company intends to exercise its extension option on the line of credit.

As of October 31, 2022 and 2021, the Company had outstanding borrowings of $4,500,000 and $0 under the line of credit, respectively. Unamortized loan costs totaling $66,000 as of October 31, 2021 were classified as other assets as the line of credit had no outstanding borrowings as of that date. Loan costs amortized as interest costs during the years ended October 31, 2022 and 2021 totaled $66,000 and $159,000, respectively, all of which were capitalized to the Project. During the years ended October 31, 2022, 2021 and 2020, the Company recorded interest and unused commitment fees on the line of credit of $164,000, $398,000 and $1,736,000, respectively, all of which were capitalized to the Project.

The line of credit is guaranteed by Limoneira and certain owners of Lewis. The loan also requires compliance with certain financial covenants, including liquid asset and tangible net worth requirements of the guarantors, all of which were in compliance as of October 31, 2022.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
6.Fair Value Disclosures

ASC Topic 820, Fair Value Measurement, provides a framework for measuring fair value and has established a fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy is summarized as follows:

Level 1 – Fair value determined based on quoted prices in active markets for identical assets.

Level 2 – Fair value determined using significant observable inputs, such as those principally derived from or corroborated by observable market data, by correlation or other means.

Level 3 – Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

GAAP requires the measurement of certain financial instruments at fair value on a recurring basis, and certain other financial and non-financial assets at fair value on a nonrecurring basis. Additionally, GAAP requires fair value disclosures for certain assets and liabilities.

There were no recurring or nonrecurring fair value measurements made in the periods presented in the accompanying financial statements through October 31, 2022. The following table presents the carrying amounts and estimated fair values of the Company’s financial liabilities as of October 31, 2022 and 2021:

	October 31, 2022		October 31, 2021
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:
Line of credit	$4,500,000	$4,500,000	$—	$—

The fair value of the Company’s line of credit was estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics including remaining loan term and other credit enhancements. The Company classifies these inputs as Level 3 inputs.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
7.Related Party Transactions

Cost Reimbursements to Members

The Company reimburses for approved costs and expenses incurred by the Manager and Limoneira, or their affiliates, on behalf of the Company, including for employees providing services in conjunction with development activities for the Project. For the years ended October 31, 2022, 2021 and 2020, $1,925,000, $1,597,000 and $1,533,000, respectively, of such costs were incurred by the Members on behalf of the Company, all of which were capitalized to the Project. During the years ended October 31, 2022, 2021 and 2020, certain additional reimbursable employee costs of $89,000, $119,000, and $71,000, respectively, were incurred by the Company for employees of the Manager providing services for the Project which were recorded as sales and marketing expenses. As of October 31, 2022 and 2021, $147,000 and $51,000, respectively, of such cost reimbursements remained payable by the Company to the Members, which are included in due to affiliates on the accompanying balance sheets.

During the years ended October 31, 2022, 2021 and 2020, the Company received $14,108,000, $3,199,000 and $15,042,000, respectively, in total CFD reimbursement proceeds (Note 8). Of the amount received during the year ended October 31, 2020, $320,000 was remitted to Limoneira related to proceeds pertaining to adjacent land owned by Limoneira, which was accounted for as a reduction in CFD reimbursements due to and received by the Company.

Additionally, during the year ended October 31, 2020, the Company reimbursed an affiliate of the Manager $1,272,000 for pre-development costs incurred by such affiliate on behalf of the Company. There were no similar affiliated reimbursements during the year ended October 31, 2022 or 2021.

Retained Land and Infrastructure Cost Reimbursements

In conjunction with Limoneira’s initial contribution of land to the Company, certain additional land (referred to as the “Retained Land”) was legally conveyed to the Company for which Limoneira retained beneficial ownership. The land was transferred back to Limoneira in August 2018 for no consideration upon recording of a revised tract map that subdivided the Retained Property as a legal parcel.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
7. Related Party Transactions (continued)

Limoneira has agreed to reimburse the Company for certain allocated infrastructure costs incurred by the Company which benefit the Retained Property and certain adjacent real property owned by Limoneira commonly referred to as East Area 2, as defined in the Retained Property Development Agreement between the Company and Limoneira. As of October 31, 2022, estimated such reimbursements from Limoneira totaled $3,378,000 which is classified as due from affiliates on the accompanying balance sheet and is net of related future CFD proceeds attributable to Limoneira.

On September 28, 2022, affiliates of Lewis and Limoneira formed a new joint venture (“LLCB II”) to acquire the Retained Property from Limoneira for the intended purpose of pursuing entitlements and developing multifamily residential units.

Leasing Transactions with Related Parties

The Company has agreed to lease two offices from Limoneira in two office buildings in Santa Paula, California. The leases are month-to-month leases at a rate of $472 and $1,350 per month and may be terminated by either party with 30 days’ notice.

The Company has agreed to lease property from Limoneira in Santa Paula, California. The lease is a ten-year lease at a rate of $250 per month. The Company can terminate the lease with 30 days’ notice following the 3rd anniversary of the effective date of the lease.

8. Commitments and Contingencies

The Company’s commitments and contingencies include the usual litigation and obligations incurred by real estate owners, developers and operators in the normal course of business, none of which, in the opinion of management, are expected to have a material adverse effect on the Company’s financial position or results of operations.

LIMONEIRA LEWIS COMMUNITY BUILDERS, LLC
(a Delaware Limited Liability Company)

Notes to Financial Statements (continued)
8. Commitments and Contingencies (continued)

Although there can be no assurance, the Company is not aware of any material environmental liability that could have a material adverse effect on its financial condition or results of operations. However, identification of contamination affecting the Project, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Project, the activities of entities who may purchase from the Company land within the project and other environmental conditions of which the Company is unaware with respect to the Project could result in future environmental liabilities.

Limoneira is required to transfer sufficient groundwater production and/or water rights to the City to allow the Company to satisfy the requirements of the Development Agreement and any other groundwater protection and/or water rights required by the City or other governmental agency in connection with existing or future entitlements for the Project.

Currently, there are no guarantees by any of the Members or their affiliates in place on any of the obligations of the Company, except as related to the line of credit as described in Note 5. The Company is also required to complete development obligations related to the Project pursuant to the Development Agreement as well as pursuant to the terms of contracts with individual homebuilders and other parties.

The Company expects to be reimbursed for certain infrastructure costs it incurs related to the Project from the proceeds of bonds to be issued from one or more communities facilities districts (“CFDs”). Through October 31, 2022, the Company had received $32,029,000 in net CFD reimbursements. As of October 31, 2022, there were $34,345,000 in total bonds issued and outstanding by the CFDs associated with the Project. These bond obligations are not recorded as liabilities of the Company as the estimated payments associated with the bonds are not fixed and determinable. Additionally, the Company is not liable to satisfy shortfalls in annual debt service obligations and has not pledged assets or provided other credit enhancements in support of the bond obligations.

9. Subsequent Events

The Company has evaluated events subsequent to October 31, 2022 through December 16, 2022, the date the financial statements were available to be issued, for their impact on the financial statements and disclosures.